UNITED STATES
                           SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.  20549

                                      SCHEDULE 13D

             Under the Securities Exchange Act of 1934  (Amendment No. 1)

                              The Ziegler Companies, Inc.
                                   (Name of Issuer)

                             Common Stock par value $1.00
                            (Title of Class of Securities)

                                       989506100
                                     (CUSIP Number)

                                    Peter R. Kellogg
                                      120 Broadway
                                New York, New York 10271

                                    With a copy to:

                               S. Charles O'Meara, Esq.
                              The Ziegler Companies, Inc.
                               250 East Wisconsin Avenue
                                 Milwaukee, WI  53202
                     (Name, address and telephone number of person
                   authorized to receive notices and communications)



                                      May 28, 2002
                (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 989506100
1.  NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
    Peter R. Kellogg
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)
             (b) [X]

3.  SEC USE ONLY
4.  SOURCE OF FUNDS (See Instructions)

5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e)
    [  ]
6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
Number of         7. SOLE VOTING POWER NUMBER OF SHARES

Shares            _______311,063___________________
                  8. SHARED VOTING POWER
Beneficially
                  _______168,000___________________
Owned by Each     9. SOLE DISPOSITIVE POWER

Reporting         _______311,063___________________
                  10. SHARED DISPOSITIVE POWER
Person With
                         168,000
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON                   479,063 (1)
12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

(1)  3,685 are restricted shares/Director's compensation.
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         19.8%
14.  TYPE OF REPORTING PERSON - IN

Item 1.  Security and Issuer

The class of security to which this statement relates is Common Stock, par value $1.00 per share (the "Common Stock"), of The Ziegler Companies, Inc., a Wisconsin corporation (the "Issuer"). The address of the executive office of the Issuer is 250 East Wisconsin Avenue, Milwaukee, WI 53202.

Item 2.  Identity and Background

      (a) The person filing this Statement is Peter R. Kellogg. Mr. Kellogg is Chairman of the Board and a director of the Issuer. This statement also contains information regarding shares of Common Stock owned by Mr. Kellogg's wife, Mrs. Cynthia K. Kellogg, I.A.T. Reinsurance Syndicate, Ltd. ("IAT"), a Bermuda company of which Mr. Kellogg is the sole holder of voting stock, and the Peter R. Kellogg & Cynthia K. Kellogg Foundation (the "Foundation"), a charitable entity of which Peter Kellogg is a trustee. Mr. Kellogg has sole dispositive and voting power with respect to the shares of Common Stock owned by IAT and has shared dispositive and voting power with respect to the shares of Common Stock owned by Cynthia K. Kellogg and the Foundation. Although shares of Common Stock owned by Mrs. Kellogg, IAT and the Foundation may be deemed to be beneficially owned by Mr. Kellogg, the filing of this Statement should not be deemed an admission that Mr. Kellogg beneficially owns such shares or that Mr. Kellogg, Mrs. Kellogg, IAT and the Foundation, or any other person or persons referred to herein constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"), and the rules and regulations thereunder (the "Rules").

      (b)   Mr. Kellogg's business address is:
            120 Broadway, New York, NY 10271

            Mrs. Kellogg's address is:
            120 Broadway, New York, NY 10271

            The Foundation's business address is:
            120 Broadway, New York, NY 10271

            IAT's address is:
            120 Broadway, New York, NY 10271

      (c)   Mr. Kellogg's principal occupation is:
            Senior Managing Director
            Spear, Leeds & Kellogg
            120 Broadway
            New York, New York 10271

            Spear, Leeds & Kellogg is a registered securities broker-dealer.

            IAT is a reinsurance company incorporated in Bermuda.

            The Foundation is a charitable Foundation.

      (d) and (e) During the last five years, neither Mr. Kellogg, Mrs. Kellogg, nor any executive officer at IAT or the Foundation, has been convicted in a criminal proceeding nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f) Mr. Kellogg and Cynthia K. Kellogg are citizens of the United States. The Foundation is organized under the laws of the State of New Jersey.

Item 3. Source and Amount of Funds or Other Consideration

      The aggregate purchase price of the Common Stock recently purchased by Mr. Kellogg was $883,621.20, which amount came from personal funds. In addition, Mr. Kellogg received 724 shares of restricted stock as compensation for services as one of Issuer's directors.
Item 4.  Purpose of Transaction

      The Common Stock was purchased for investment purposes.

      Neither Mr. Kellogg, Cynthia K. Kellogg, IAT nor the Foundation have plans or proposals which related to or which would result in any of actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, except for any actions taken by Mr. Kellogg in his role as director. Mr. Kellogg, Cynthia K. Kellogg, IAT and the Foundation may determine to purchase additional shares of Common Stock at any time and from time to time, subject to market and general economic conditions, and any purchase or purchases may be effected directly or through one or more entities controlled or deemed to be controlled by Mr. Kellogg. Mr. Kellogg may also sell or otherwise dispose of shares of Common Stock owned directly or indirectly by him at any time or from time to time, although he has no present plans or proposals to do so. Any purchases or sales by Mr. Kellogg may be in the open market, in a privately negotiated transaction or otherwise.

Item 5.  Interest in Securities of the Issuer

      (a) As of June 1, 2002, Mr. Kellogg beneficially owned an aggregate of 479,063 shares of Common Stock. Of those shares, 161,063 (3,685 are restricted shares/Director's compensation) were owned by Mr. Kellogg personally and 150,000 were owned by IAT. In addition, Mr. Kellogg may be deemed to be the indirect beneficial owner of 118,000 shares of Common Stock owned by his wife, and 50,000 shares held by the Foundation, by virtue of his shared dispositive and voting power. The aggregate number of shares of Common Stock with respect to which Mr. Kellogg may be deemed to be the beneficial owner as of the date hereof is 479,003 shares, constituting approximately 19.8% of the Common Stock outstanding (based upon the most recent Form 10-Q filing showing 2,422,903 shares of Issuer's Common Stock outstanding).

      (b) Mr. Kellogg has the sole dispositive power with respect to 161,063 shares of Common Stock which he owns, and with respect to 150,000 shares of Common Stock owned by IAT. Mr. Kellogg also shares the power to vote or dispose of 118,000 shares of Common Stock owned by his wife and 50,000 shares owned by the Foundation.

      (c) The following table sets forth information with respect to all purchases, sales or donations of the Common Stock by Mr. Kellogg or his affiliates for purposes of Section 13(d) of the 1934 Act since the last 60 days:

Date of
Number of
Type of
Price
Transaction
Shares
Transaction
Per Share
May 6, 2002
724
issued by the
Company as director
fees
$15.19
May 28, 2002
56,178
privately
negotiated
$15.40
May 30, 2002
1,200
privately
negotiated
$15.40

Item 6. Contract Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      All shares of Common Stock purchased by Mr. Kellogg were acquired on the basis of his independent investment decisions. Mr. Kellogg disclaims that he (alone or with IAT) was or is a member of a "group," within the meaning of the Act and the Rules, with regard to the acquisition or holding of shares of Common Stock acquired or sold by Mr. Kellogg. Further, Mr. Kellogg has no arrangement, agreement or understanding with anyone with respect to the future acquisition, holding, disposition or voting of shares of Common Stock of the Issuer.

Item 7.  Material to be filed as Exhibits

         None.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set fourth in this Statement is true, complete and correct.

                                    By: /s/ Peter R. Kellogg
                                        Peter R. Kellogg

Dated:  June 11, 2002



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